

April 5, 2011

Douglas A. Johns, Esq.
Momentive Performance Materials, Inc.
22 Corporate Woods Blvd., 2nd Fl.
Albany, NY 12211

> **Re: Momentive Performance Materials Inc.**
> **Registration Statement on Form S-4**
> **Filed March 18, 2011**
> **File No. 333-172938**

Dear Mr. Johns:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have requested confidential treatment for portions of two exhibits to your registration statement. We will send comments on your confidential treatment applications under separate cover. Please be advised that we will not accept a request for acceleration of the registration statement until we have resolved all comments.

Cover page of the prospectus

2. Please revise the cover page of the prospectus to clearly state which entity is issuing the notes in the exchange offer.

Exhibit 5.1

3. Please file a dated and signed legality opinion before requesting acceleration of the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Chambre Malone at (202) 551-3262, or in her absence, Andrew Schoeffler at (202) 551-3748 if you have any questions.

Sincerely,

Pamela Long
Assistant Director

Douglas A. Johns, Esq.
Momentive Performance Materials Inc.
April 5, 2011
Page 3

cc: William B. Kuesel, Esq. (*via facsimile* (212) 326-2061)
        O'Melveny & Myers LLP
        7 Times Square
        New York, New York 10036